EXHIBIT 99.1

TRX Gold Reports Year-End 2024 Results

A Record Year for Revenue, EBITDA

TORONTO, Dec. 02, 2024 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) today reported its results for the year end August 31, 2024, and fourth quarter (“Q4 2024”). Financial results are available on the Company’s website at www.TRXgold.com.

Highlights include:

  Annual production of 19,389 ounces of gold, sold at record gold spot prices, resulting in full year record revenue of $41.2 million, gross profit of $17.9 million, operating cashflow of $15.3 million, and record adjusted EBITDA1 of $15.3 million.
  Continued prudent capital management by reinvesting $14 million of cash flow generated from operations to fund the Company’s third successful plant expansion to 2,000 tonnes per day (“tpd”) that was fully commissioned at the end of the fourth quarter. The expanded processing plant is expected to enhance plant throughput and benefit gold production in fiscal 2025.
  Subsequent to year-end, the Company announced its two best drill results ever, which led to the discovery of a promising new gold mineralization shear zone named the Stamford Bridge Zone, which is highly prospective and may become a bridge between the Buckreef Main Zone, Eastern Porphyry and Anfield Zones.

TRX Gold’s CEO, Stephen Mullowney comments: “2024 was a year marked by much growth and excitement for TRX Gold! The Buckreef Gold Project continued to grow organically, generating cash flow to fund value accretive activities. 2024 was a record year in terms of revenue and EBITDA, despite the newly expanded 2,000 tpd mill having only come online toward the end of the fiscal year. I’d like to thank our talented and skilled employees at site, as well as our in-country consultants, contractors, and local supply chain, for getting this last expansion done on time and on budget. What might be the most exciting news to date, however, is the discovery of the new shear structure that is the Stamford Bridge Zone. So far, this structure is shaping up to be one of importance for the Company and will be the focus of an expanded exploration campaign to uncover the area’s gold mineralization potential as we continue into 2025. The next year will most certainly be one marked by more growth and we look forward to continuing to prove that Buckreef Gold has the potential of becoming a significant mine in the African landscape.”

Extended Highlights for Q4 and Year Ended 2024 include:

  Milestone financial metrics: For the year ended August 31, 2024, the Company poured 19,389 ounces of gold (2023: 20,759 ounces), in line with revised full year production guidance, and sold 19,075 ounces of gold (2023: 20,864 ounces). This resulted in full year record revenue of $41.2 million (2023: $38.3 million), gross profit of $17.9 million (44%) (2023: $18.2 million, 47%), operating cashflow of $15.3 million (2023: $17.4 million) and record adjusted EBITDA1 of $15.3 million (2023: $13.7 million).

  During Q4 2024, the Company poured 5,767 ounces of gold (Q4 2023: 4,965 ounces) and sold 5,715 (Q4 2023: 4,796) ounces of gold at an average realized price (net)1 of $2,412 per ounce (Q4 2023: $1,936 per ounce), recognizing revenue of $13.6 million, gross profit of $6.6 million (48%), operating cashflow of $6.0 million and adjusted EBITDA1 of $6.2 million. The increase in revenue, gross profit and Adjusted EBITDA1 compared to the prior year comparative period is primarily related to higher gold production from the expanded 2,000 tpd processing plant, and a higher average realized gold price.
  Newly expanded 2,000 tpd mill online and optimization underway: The newly expanded mill was fully commissioned at the end of fiscal 2024. The processing plant has been consistently achieving, on average, 1,938 tpd of mill throughput following full plant commissioning, reaching a maximum of 2,016 tpd, a 149% increase over Q3 2024. Following completion of the expanded plant, Q4 2024 production increased by 25% over the prior quarter to 5,767 ounces, mainly due to the increase in processing plant throughput. As part of an initial phase of the plant expansion project, the Company completed construction of a new crushing circuit, during Q3 2024. The expanded crushing system is fully commissioned and has been consistently achieving an average of 2,324 tpd of crushed material over Q4 2024, reaching a maximum of 3,302 tpd. The new crushing plant, combined with the old crushing circuit, is rated to process 3,600 to 4,800 tpd of ore at full capacity. This new circuit is expected to help drive increased throughput and demonstrates the Company’s overall design philosophy of simplicity, redundancy, and durability making it a key component to support future growth. We continue to work on optimizing and modernizing our facilities in order to become more efficient.
  Successful studies that support future production growth: Subsequent to August 31, 2024, the Company announced completion of its high-priority metallurgical variability study at Buckreef Gold, with results confirming what was expected: a finer grind size leads to a higher gold recovery, as gold recovery rates increase from 81.2% to 92.5%, as the ore grind becomes finer. Furthermore, Buckreef Gold is experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 µm, further supporting the fact that increased grinding should lead to higher recovery rates. The Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries as soon as possible.
  An important gold discovery and best drill results EVER: Subsequent to August 31, 2024, the Company announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone (and location of the open pit operation). Buckreef’s best drill hole intercepts ever, on a gtm basis, BMDD315 and BMDD310, are located along the Stamford Bridge Zone, approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource2. Hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. BMDD315 intersected 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. The Company expects to substantially increase exploration drilling in F2025, with a focus on high-priority gold zones, such as Stamford Bridge, as well as Buckreef Main, Buckreef West, Anfield and Eastern Porphyry.

Figure 1. 1,000+ tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills (Q1 2024)

Figure 2. Buckreef Gold new and expanded crushing circuit (Q2 2024)

Fiscal 2025 Outlook – Expected increase in annual gold production and planning for more growth

  F2025 gold production is expected to be higher than F2024 levels, reflecting a full year of operations from the expanded 2,000 tpd processing plant. The Company updated its mine sequence for 2025 to include a waste stripping campaign which is scheduled to take place in H1 2025 in order to access high-grade ore blocks, not previously accessible. These high-grade ore blocks are expected to become accessible in the second half of F2025, benefiting production starting in Q3 and Q4 2025. As a result, gold production is expected to be lower in H1 2025 and higher production is expected in H2 2025. Cash cost per ounce3 is expected to remain in line with F2024 levels. Cash cost per ounce3 is expected to be slightly higher in H1 2025 and lower in H2 2025, as the mine sequence begins to access higher grade ore blocks in H2 2025.
  Operating cash flow will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) increased exploration and drilling with a focus on potential Mineral Resource expansion at Stamford Bridge, Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension; (ii) additional capital programs focused on plant optimizations, recovery improvements and production growth; and (iii) enhanced CSR/ESG programs.

Qualified Person

Mr. William van Breugel, P.Eng, BASc (Hons), Technical Advisor to TRX Gold Corporation, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Q4 2024 and Full Year 2024 Results Conference Call and Webcast Details

When: Thursday, December 5, 2024 at 11:00 AM EST
Webcast URL: https://shorturl.at/sUCjH
Conference call numbers:
Canada/USA TF: 1-844-763-8274
International Toll: +1-647-484-8814
A replay will be made available for 30 days following the call on the Company’s website.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20204, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20201 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and twelve months ended August 31, 2024 filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2024. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Change in fair value of derivative financial instruments;
  Accretion related to the provision for reclamation; and
  Share-based compensation expense; and
  Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income and comprehensive income to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2024.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
Net income and comprehensive income per financial statements	3,284	2,309	3,510	7,045
Add:
Depreciation	749	396	2,195	1,259
Interest and other non-recurring expenses	782	240	2,011	859
Income tax expense	3,040	948	6,826	5,331
Change in fair value of derivative financial instruments	(1,948)	(1,635)	(1,023)	(3,305)
Share-based payment expense	250	562	1,743	2,501
Adjusted EBITDA	6,157	2,820	15,262	13,690

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the year ended August 31, 2023. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 Refer to “Non-IFRS Performance Measures” section.
1 Refer to “Non-IFRS Performance Measures” section.
2 See Forward-Looking and Cautionary Statements.
3 Refer to “Non-IFRS Performance Measures” section.
4 See Forward-Looking and Cautionary Statements

Photos accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/803830cb-5654-4943-85e6-3460128c6b63

https://www.globenewswire.com/NewsRoom/AttachmentNg/7f08c1df-c3f2-42c4-a15d-9efb51c0e0cd